02051478

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 6 2002
WASH. D.C. 165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the notice date August 1, 2002

PROCESSED
AUG 2 0 2002
THOMSON
FINANCIAL

Global Light Telecommunications Inc.

(Translation of Registrant's name into English)

#1030 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F____X____Form 40-F________)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes __________No___X____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Global Light Telecommunications Inc.

By: ____________________
Donald D. MacFayden, Chief Financial Officer

Date: August 1, 2002

Global Light
Telecommunications Inc.

TSX:GGB

August 1, 2002

CCAA Extension

Vancouver, British Columbia – Global Light Telecommunications Inc. (the "Company") reports that the order granting it certain relief, including a stay of proceedings and protection from creditors, under the *Companies' Creditors Arrangement Act* ("CCAA") issued on June 28, 2002 and extended on July 25, 2002 has been further extended until August 15, 2002 to allow the Company and its principal creditors and the Monitor to discuss the terms upon which the present stay may be extended beyond August 15, 2002.

For further information:
Global Light Telecommunications Inc.
604-688-0553

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